Item 77D

TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

Tax-Exempt California Money Market Fund changed its name-related investment policy. Prior to February 1, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of total assets in California municipal securities. The Fund normally invests at least 80% of net assets in municipal securities and other securities whose income is free from federal income tax and from alternative minimum tax (AMT). The policy was revised as follows: the Fund normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in municipal securities and other securities whose income is free from federal and California income tax and from alternative minimum tax (AMT).